Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED DECEMBER 31, 2018 AND 2017

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”), formerly Neptune Technologies and Bioressources Inc., including its subsidiary, Biodroga Nutraceuticals Inc. (‟Biodroga”) for the three-month and nine-month periods ended December 31, 2018 and 2017. The comparative period includes operating results of Acasti Pharma Inc. (‟Acasti”) until the loss of control of the subsidiary on December 27, 2017. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2018 and 2017. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month and nine-month periods ended December 31, 2018 and 2017 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on February 13, 2019. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Consolidated Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2018 annual MD&A as filed with Canadian securities regulatory authorities on June 5, 2018. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating segment loss when a segment is in a loss position, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation is in a loss position, to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA (or non-IFRS operating segment loss when in a loss position) and Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted Segment EBITDA (or non-IFRS operating segment loss) and Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA (or non-IFRS operating segment loss) measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), net finance costs, depreciation and amortization, income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, impairment loss on inventories, net gain on sale of assets, gain on loss of control of subsidiary and legal fees related to royalty settlements that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

A reconciliation of segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA or non-IFRS operating segment loss and a reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss are presented later in this document.

BUSINESS OVERVIEW AND CORPORATE RECENT DEVELOPMENT

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. The Company’s head office is located in Laval, Quebec.

management discussion and analysis of the financial situation and operating results

Name Change

Neptune’s shareholders have approved at the Annual Meeting of Shareholders held on August 15, 2018 the change of the Company’s legal name to Neptune Wellness Solutions Inc., in order to better reflect the Company’s products and business. The name change has been effective upon opening of the markets on September 21, 2018. The Company’s common shares will keep trading under the same ticker symbol ‟NEPT” on NASDAQ and TSX.

New Appointment on the Board of Directors

On August 16, 2018, we announced the appointment of Ms. Hélène F. Fortin to its Board of Directors.

Appointment of Director of Corporate Affairs

On September 27, 2018, we announced the appointment of Caroline Lavoie as Director of Corporate Affairs. In her role, Caroline will provide leadership in the development of Neptune’s public affairs strategy, direct issues and communications through cannabis industry associations, and manage relations with Quebec and Canadian governments.

Issuance of Shares

During the nine-month period ended December 31, 2018, Neptune issued 1,017,908 common shares for share options exercised and 135,557 common shares for DSU’s released.

CANNABIS BUSINESS UPDATE AND OUTLOOK

Neptune’s vision is to provide great wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our global customers with the best-available nutritional products and wellness solutions. Neptune is active in five main areas: Legal Cannabis Products, Nutritional Ingredients, Turnkey Solutions, Pet Supplements and Consumer Brand.

Consistent with our strategic focus of providing wellness products while levering our know-how, large-scale solvent extraction and application technology capabilities, our objective is to become the world’s leader in extraction, purification and formulation of cannabis products.

We applied for a licence with Health Canada to produce cannabis oil under the Cannabis Regulations (CR) which replaced the ACMPR on October 17, 2018. In April 2017, the Corporation submitted a written application to Health Canada to become a Licensed Producer. We adapted our existing Sherbrooke facility in order to obtain our licence, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access.

On September 17, 2018, we received a Confirmation of Readiness letter from Health Canada in regard to our application to become a Licensed Producer under the CR.

On September 19, 2018, Neptune submitted its complete Evidence Package to Health Canada. The Evidence Package, which was the final step of the application process prior to the issuance of a Producers Licence from Health Canada, included detailed evidence to clearly demonstrate that the facility was completed and ready to begin operations pursuant to the requirements of the CR.

On January 4, 2019, we received our license to process cannabis from Health Canada. The Health Canada license enables Neptune to handle dried cannabis, to manufacture and purify cannabis extracts and cannabis oil, and to sell its products or services to other license holders. With production activities anticipated to commence shortly at Neptune’s 50,000 square foot GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada)-certified facility in Sherbrooke, the Company expects to be able to generate revenues from existing commercial agreements and conclude additional agreements shortly.

Our GMP production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our facility, which allows us to conduct research, new product development and quality control analysis in‑house.

The first Phase of the commercialization strategy, for which a capital budget of $5 million was approved to install site security and install CO2 extraction equipment, is now completed. This investment brings our extraction dried cannabis processing capacity management discussion and analysis of the financial situation and operating results at approximately 30,000 kg annually. The Corporation has agreed upon commitments along with other projected opportunities for more than 80% of the 30,000 kg of dried cannabis extraction capacity in Phase 1.

Neptune successfully completed solvent lab scale trials and as a consequence, the Board approved a $4.8 million investment for Phase II capacity expansion. This next phase is expected to be completed in March 2019 and will increase the total processing capacity to approximately 200,000 kg of dried cannabis using advanced extraction processes. Furthermore, the Corporation has plans and ability on site to further expand the plant processing capacity beyond the capacity indicated above as global demand requires.

Commercialization

We are working to develop unique extracts and formulation in the legal wellness cannabis space. During the current fiscal year, our focus is to build a viable B2B wholesale extraction, purification and formulation cannabis business. As the cannabis industry is rapidly evolving, we believe that speed is essential to gain a foothold. The licence received under the CR allows us to produce cannabis oil wholesale initially on a B2B basis. We intend to pursue two business models: (i) by buying dry cannabis and selling cannabis oil wholesale through extraction, refinement and formulations, and, (ii) by offering custom production services based on Neptune proprietary technology while capitalizing on long-term site utilization. Our long-term objective will be to create a cannabis consumer packaged goods brand with a strong wellness positioning, which we believe will offer higher margins longer term.

Multi-year Agreement with Canopy Growth

On June 19, 2018, we announced that we entered into a multi-year agreement with Canopy Growth. Under the terms of the agreement, Neptune will supplement Canopy Growth’s extraction capacity. This multi-year agreement, including minimum volume commitments, will be supported by Neptune’s decades of experience in extraction, purification and formulation of value added differentiated science-based products.

Multi-year IP licencing and capsule agreement with Lonza

On December 21, 2018, we entered into a multi-year IP licencing and capsule agreement with Lonza, a global leader in the life sciences industry. Thanks to the agreement, Neptune’s customers will benefit from Lonza’s proprietary Licaps® liquid filled hard capsule technology combined with Neptune’s leading extraction and purification capabilities, and significant capacity for the production of cannabis oil.

With an initial annual capacity of up to 200 million capsules, this licensing agreement will allow Neptune to set up as a large-scale Licaps® manufacturer in the Canadian cannabis sector. The Licaps® technology supports differentiated product offerings through its various delivery systems, colours and branding possibilities. Furthermore, this is an effective technology for variable and multiple product formulation runs. The new manufacturing line will be integrated into Neptune’s state of the art 50,000 square foot GMP facility in Sherbrooke.

This initiative is consistent with Neptune’s strategy to offer value added, differentiated product forms to the cannabis market. In addition to the investment for IP transfer, know-how and manufacturing equipment, a budget of $780 has been approved by the Board for on-site construction and installation of the new manufacturing line.

During the three-month and nine-month periods ended December 31, 2018, an intangible asset of $2,718 has been recorded related to the agreement, with a corresponding amount in liabilities. The amount of liabilities consist of an upfront payment of $1,768 (US$1,300, which has been paid in February 2019) and payments in the next twelve months based on minimum volume commitments of $147 presented as trade and other payables and future royalty payments based on minimum volume commitments, irrespective of the volume achieved, with a present value of $803 presented as long-term payable. In addition, all royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold. The intangible asset will be amortized over a 33 months period and the expense will be presented in the cost of goods sold. This 5 year agreement also includes a supply agreement for empty capsules.

Markets

According to a Canaccord Genuity Report published in March 2017, the Canadian cannabis market is estimated to generate C$7.8B by 2021, of which C$6B represents adult use and C$1.8B medical use. According to BDS Canadian market data conducted in 2017 and published in Q1 of 2018, 21% of Canadians have used cannabis in the last 6 months and approximately 50% of adults are open to consuming in the next 6 months.

management discussion and analysis of the financial situation and operating results

The US market is projected at US$40B by 2021, assuming 35 States have medical or adult-use legality as stated in the Arcview Market Research report published in 2018.

In 2017, BDS Analytics conducted a survey on Colorado cannabis consumers, demonstrating that 50% of consumers take cannabis for health and wellness reasons i.e.: sleep, anxiety, pain. Another BDS report published in June 2018 demonstrated that flower represented approximately 60% of sales in California.

Filing of Two Patent Applications for Innovative Cannabis Extraction Processes

On August 9, 2018, we have filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. The extraction processes provide highly-efficient methods to obtain cannabinoids and other desired compounds from the cannabis plant at a greater purity than conventional methods. Both processes are applicable to marijuana and hemp and have been incorporated into the Company’s GMP-certified extraction facility in Sherbrooke.

The first patent application outlines a method of extracting and isolating compounds from plants of the Cannabis genus at low temperature by using a cold organic solvent. The second patent application similarly provides for a method for extracting compounds from cannabis at low temperature, but without the use of organic solvents. Specifically, this patent relates to a process for high recovery of cannabinoids and terpenes by using natural solvents.

SEGMENT DISCLOSURES

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had three reportable segments which were the Corporation’s strategic business units, the nutraceutical, the cannabis and the cardiovascular segments. The nutraceutical segment that produces and commercializes nutraceutical products and turnkey solutions for primarily omega-3 softgel capsules and liquids, which includes the results of Biodroga, and the cannabis oil extraction project which began in October 2017 are the current strategic business segments of the Corporation.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. As a result, our segment reporting now presents segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker. The comparative periods have been recast accordingly.

The Sherbrooke facility has been repurposed from the krill oil activities and will be used for the extraction, purification and formulation of cannabis extracts and oils and is now presented under the cannabis segment information.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended December 31, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	6,538	–		6,538
Gross margin	2,228	–		2,228

R&D expenses, net of tax credits and grants	(130)	(1,647)		(1,777)
SG&A expenses	(1,203)	(497)		(1,700)
Segment income (loss) from operating activities before corporate expenses	895	(2,144)		(1,249)

Unallocated costs:
Corporate general and administrative expenses			(2,378)	(2,378)
Net finance income			31	31
Income tax expense			(62)	(62)
Net loss				(3,658)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	895	(2,144)
Add:
Depreciation and amortization	188	561
Stock-based compensation	126	277
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,209	(1,306)

Non-IFRS operating loss[1] reconciliation
Net loss				(3,658)
Add (deduct):
Depreciation and amortization				804
Net finance income				(31)
Stock-based compensation				900
Income tax expense				62
Non-IFRS operating loss[1]				(1,923)

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Three-month period ended December 31, 2017

					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$	$
Total revenues	7,315	–	–		–	7,315
Gross margin	2,015	–	–		–	2,015

R&D expenses, net of tax credits and grants	(42)	(1,441)	(4,261)		581	(5,163)
SG&A expenses	(1,023)	(289)	(908)		–	(2,220)
Other income - net gain on sale of assets	(147)	–	–		–	(147)
Segment income (loss) from operating activities before corporate expenses	803	(1,730)	(5,169)		581	(5,515)

Gain on loss of control of subsidiary	–	–	–	8,783	–	8,783

Unallocated costs:
Corporate general and administrative expenses				(1,455)		(1,455)
Net finance costs				(419)		(419)
Income tax expense				(53)		(53)
Net income						1,341

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	803	(1,730)	(5,169)		581
Add:
Depreciation and amortization	186	524	670		(581)
Stock-based compensation	4	66	330		–
Other income - net gain on sale of assets	147	–	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,140	(1,140)	(4,169)		–

Non-IFRS operating loss[1] reconciliation
Net income						1,341
Add (deduct):
Depreciation and amortization						852
Net finance costs						419
Stock-based compensation						529
Other income - net gain on sale of assets						147
Gain on loss of control of subsidiary						(8,783)
Income tax expense						53
Non-IFRS operating loss[1]						(5,442)

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Nine-month period ended December 31, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	18,778	–		18,778
Gross margin	6,078	–		6,078

R&D expenses, net of tax credits and grants	(316)	(4,825)		(5,141)
SG&A expenses	(3,386)	(1,473)		(4,859)
Segment income (loss) from operating activities before corporate expenses	2,376	(6,298)		(3,922)

Unallocated costs:
Corporate general and administrative expenses			(6,561)	(6,561)
Net finance costs			(171)	(171)
Income tax expense			(154)	(154)
Net loss				(10,808)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	2,376	(6,298)
Add:
Depreciation and amortization	562	1,571
Stock-based compensation	369	802
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	3,307	(3,925)

Non-IFRS operating loss[1] reconciliation
Net loss				(10,808)
Add (deduct):
Depreciation and amortization				2,291
Net finance costs				171
Stock-based compensation				2,785
Income tax expense				154
Non-IFRS operating loss[1]				(5,407)

Total assets[3]	21,097	49,434	22,085	92,616
Cash, cash equivalents and restricted short-term investment	918	–	14,725	15,643
Working capital[2]	2,069	(1,366)	13,721	14,424

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 The corporate reportable segment assets include the investment in Acasti.

management discussion and analysis of the financial situation and operating results

Nine-month period ended December 31, 2017

					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$	$
Total revenues	20,640	–	–		–	20,640
Gross margin	4,866	–	–		–	4,866

R&D expenses, net of tax credits and grants	(780)	(1,441)	(9,592)		1,742	(10,071)
SG&A expenses	(3,950)	(289)	(2,761)		–	(7,000)
Other income - net gain on sale of assets	23,724	–	–		–	23,724
Segment income (loss) from operating activities before corporate expenses	23,860	(1,730)	(12,353)		1,742	11,519

Gain on loss of control of subsidiary	–	–	–	8,783	–	8,783

Unallocated costs:
Corporate general and administrative expenses				(4,324)		(4,324)
Net finance costs				(1,847)		(1,847)
Income tax expense				(40)		(40)
Net income						14,091

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	23,860	(1,730)	(12,353)		1,742
Add:
Depreciation and amortization	1,630	524	2,005		(1,742)
Stock-based compensation	157	66	661		–
Impairment loss on inventories	1,719	–	–		–
Other income - net gain on sale of assets	(23,724)	–	–		–
Legal fees related to royalty settlements	91	–	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	3,733	(1,140)	(9,687)		–

Non-IFRS operating loss[1] reconciliation
Net income						14,091
Add (deduct):
Depreciation and amortization						2,774
Net finance costs						1,847
Stock-based compensation						1,442
Impairment loss on inventories						1,719
Other income - net gain on sale of assets						(23,724)
Gain on loss of control of subsidiary						(8,783)
Legal fees related to royalty settlements						91
Income tax expense						40
Non-IFRS operating loss[1]						(10,503)

Total assets	24,636	41,381	6,079	27,661	–	99,757
Cash, cash equivalents and restricted short-term investments	2,395	–	–	26,191	–	28,586
Working capital[2]	4,363	379	–	25,202	–	29,944

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month period ended		Nine-month period ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Key ratios (in % of total revenues):
Gross margin	34%	28%	32%	24%
R&D expenses net of tax credits and grants	2%	1%	2%	4%
SG&A expenses	18%	14%	18%	19%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended December 31, 2018 amounted to $6,538, representing a decrease of $777 or 11% compared to $7,315 for the three-month period ended December 31, 2017. Total revenues for the nine-month period ended December 31, 2018 amounted to $18,778, representing a decrease of $1,862 or 9% compared to $20,640 for the nine-month ended December 31, 2017. The decrease for the three-month and nine-month periods ended December 31, 2018 was directly related to the sale of the krill oil manufacturing and distribution activities (“Transaction”). The krill oil manufacturing and distribution sales were respectively $922 and $3,017 for the three-month and nine-month periods December 31, 2017. Total revenues for the nutraceutical segment compared with total revenues excluding krill oil manufacturing business increased by respectively 2% and 7% for the three-month and nine-month periods ended December 31, 2018 compared to the three-month and nine-month periods ended December 31, 2017. This increase for the nine-month period ended December 31, 2018 is mainly coming from business of new customers and royalty revenues as indicated below.

Total revenues for the three-month period ended December 31, 2018 include $406 of royalty compared to $504 for the three-month period ended December 31, 2017. Total revenues for the nine-month period ended December 31, 2018 include $1,164 of royalty compared to $984 for the nine-month ended December 31, 2017. Royalty streams come from an existing licensing agreement that was excluded from the Transaction. The increase is directly related to increased sales of our licensee, partially offset by recognition of the remaining deferred royalty revenues in comparative periods.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

Gross margin for the three-month period ended December 31, 2018 amounted to $2,228 compared to $2,015 for the three-month period ended December 31, 2017. Gross margin for the nine-month period ended December 31, 2018 amounted to $6,078 compared to $4,866 for the nine-month ended December 31, 2017. The increase in gross margin for the nine-month period ended December 31, 2018 compared to the nine-month period ended December 31, 2017 was directly related to the impairment loss on inventories of $1,719 recorded last year related to the Transaction concluded as explained above. The gross margin decrease for the nine-month period ended December 31, 2018 of $6,078 compared to the gross margin of $6,585 before the impairment loss in inventories of $1,719 for the nine-month period ended December 31, 2017, is related to a decrease in sales revenues. The krill oil manufacturing and distribution gross margin on sales, excluding the impairment loss on inventories of $1,719, were respectively ($15) and $1,183 for the three-month and nine-month periods ended December 31, 2017.

Gross margin as a % of total revenues increased from 28% for the three-month period ended December 31, 2017 to 34% for the three-month period ended December 31, 2018. Gross margin as a % of total revenues increased from 24% for the nine-month period ended December 31, 2017 to 32% for the nine-month period ended December 31, 2018. Last year’s gross margin % when adjusted for the krill oil sale Transaction would have been 32% and 31% respectively for the three-month and nine-month periods ended December 31, 2017. The gross margin as a % versus last year is therefore comparable.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $130 in the three-month period ended December 31, 2018 compared to $42 in the three-month period ended December 31, 2017, an increase of $88. R&D expenses net of tax credits and grants amounted to $316 in the nine-month period ended December 31, 2018 compared to $780 in the nine-month ended December 31, 2017, a decrease of $464. The decrease for the nine-month period ended December 31, 2018 is attributable to the management discussion and analysis of the financial situation and operating results reorientation of a portion of the R&D projects to medical and wellness cannabinoid-based products activities after the sale of assets. Cannabis activities are now presented as a separate segment of the Corporation. Refer to Operating results of cannabis segment section below.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $1,203 in the three-month period ended December 31, 2018 compared to $1,023 for the three-month period ended December 31, 2017, an increase of $180. SG&A expenses amounted to $3,386 in the nine-month period ended December 31, 2018 compared to $3,950 for the nine-month period ended December 31, 2017, a decrease of $564. The increase for the three-month period ended December 31, 2018 is related to an increase in marketing expenses and stock-based compensation. The decrease in the nine-month period ended December 31, 2018 is mainly attributable to the sale of the krill oil manufacturing and distribution activities.

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA of the nutraceutical segment amounted to $1,209 for the three-month period ended December 31, 2018, an increase of $69 compared to the three-month period ended December 31, 2017. Adjusted Segment EBITDA of the nutraceutical segment amounted to $3,307 for the nine-month period ended December 31, 2018, a decrease of $426 compared to the nine-month period ended December 31, 2017. The increase in Adjusted segment EBITDA for the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017 is mainly attributable to the gross margin increase as explained above, partially offset by an increase in SG&A and R&D expenses net of tax credits and grants before depreciation and amortization and stock-based compensation. The decrease in Adjusted segment EBITDA for the nine-month period ended December 31, 2018 is related to the decrease in the gross margin compared to the gross margin before the impairment loss on inventories as explained above, depreciation and amortization and stock-based compensation, partially offset by a decrease in SG&A and R&D expenses net of tax credits and grants before depreciation and amortization, stock-based compensation and legal fees related to royalty settlement.

OPERATING RESULTS OF THE CANNABIS SEGMENT

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants of the cannabis segment amounted to $1,647 in the three-month period ended December 31, 2018 compared to $1,441 for the three-month period ended December 31, 2017. R&D expenses net of tax credits and grants of the cannabis segment amounted to $4,825 in the nine-month period ended December 31, 2018 compared to $1,441 for the nine-month period ended December 31, 2017. The increase for the three-month period ended December 31, 2018 is related to an increase in salaries and benefits, stock-based compensation, depreciation and amortization and clinical studies, partially offset by a decrease in licensing and consultation fees. The increase for the nine-month period ended December 31, 2018 is due to having 9 months of cannabis activity in the current period compared to 3 months in the prior period, since the cannabis activities started on October 1st, 2017.

Depreciation and amortization of $561 and stock-based compensation of $117 for the three-month period ended December 31, 2018 are included in these R&D expenses compared to respectively $524 and $34 for the three-month period ended December 31, 2017. Depreciation and amortization of $1,571 and stock-based compensation of $333 for the nine-month period ended December 31, 2018 are included in these R&D expenses compared to respectively $524 and $34 for the nine-month period ended December 31, 2017. Since the sale of assets and the repurposing of the Sherbrooke facility, the depreciation and amortization of the plant and equipment is recorded under R&D as part of the cannabis project until we start to generate revenues. R&D expenses of the cannabis segment are also comprised of salaries and benefits and expenses to operate the facility.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of the cannabis segment amounted to $497 in the three-month period ended December 31, 2018 compared to $289 for the three-month period ended December 31, 2017. SG&A expenses of the cannabis segment amounted to $1,473 in the nine-month period ended December 31, 2018 compared to $289 in the nine-month period ended December 31, 2017. The increase for the three-month period ended December 31, 2018 is related to an increase in salaries and benefits, stock-based compensation and in marketing expenses. The increase for the nine-month period ended December 31, 2018 is due to having

[1] The Adjusted Segment EBITDA or Non-IFRS operating segment loss is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

9 months of cannabis activity in the current period compared to 3 months in the prior period, since the cannabis activities started on October 1st, 2017.

Stock-based compensation of $160 and $469, respectively, for the three-month and nine-month periods ended December 31, 2018 are also included in this SG&A amount. Stock-based compensation of $32 is included for the three-month and nine-month period ended December 31, 2017.

Non-IFRS operating segment loss1 before corporate expenses

Non-IFRS operating segment loss amounted to $1,306 for the three-month period ended December 31, 2018 compared to $1,140 for the three-month period ended December 31, 2017. Non-IFRS operating segment loss amounted to $3,925 for the nine-month period ended December 31, 2018 compared to $1,140 for the nine-month period ended December 31, 2017. The increase in non-IFRS operating segment loss for the three-month period ended December 31, 2018 is attributable to an increase in R&D expenses net of tax credits and grants and SG&A expenses. The increase for the nine-month period ended December 31, 2018 is due to having 9 months of cannabis activity in the current period compared to 3 months in the prior period, since the cannabis activities started on October 1st, 2017.

CONSOLIDATED RESULTS

As stated in the Loss of Control of the Subsidiary Acasti section of the 2018 Annual MD&A, management has determined that the Corporation lost the de facto control of the subsidiary on December 27, 2017. On that date, the Corporation ceased consolidating Acasti and therefore, no results of Acasti were presented from that date and in the three-month and nine-month periods ended December 31, 2018. Results of Acasti, that represented the cardiovascular segment, are included in the comparative three-month and nine-month periods ended December 31, 2017.

Corporate general and administrative expenses

The Corporate general and administrative expenses are amounts that are not allocated to the segments and consist of the following types of expenses: salaries and benefits of administration and marketing departments, including board of directors, corporate and legal fees, professional fees, communications and investor relations, and expenses related to head office such as rent, insurance and human resources expenses. It amounted to $2,378 for the three-month period ended December 31, 2018 compared to $1,455 for the three-month period ended December 31, 2017, an increase of $923. The Corporate general and administrative expenses amounted to $6,561 for the nine-month period ended December 31, 2018 compared to $4,324 for the nine-month period ended December 31, 2017, an increase of $2,237. The increase for the three-month and nine-month periods ended December 31, 2018 is mainly attributable to an increase in stock-based compensation, insurance and corporate and legal fees. The increase for the nine-month period ended December 31, 2018 is also attributable to an increase in salaries and benefits partially offset by a decrease in depreciation and amortization related to IP sold in the comparative period.

Net finance costs

The net finance income amounted to $31 for the three-month period ended December 31, 2018 compared to a net finance cost $419 for the three-month period ended December 31, 2017, a decrease of $450. The net finance costs amounted to $171 for the nine-month period ended December 31, 2018 compared to $1,847 for the nine-month period ended December 31, 2017, a decrease of $1,676. The decrease for the three-month and nine-month periods ended December 31, 2018 is mainly attributable to the reduction of debt in August 2017 and an increase in finance income related to interest recorded on short-term investments resulting from the Transaction of sale of assets. The decrease in net finance costs is partially offset by a gain on change in fair value of derivative assets and liabilities recorded in the three-month and nine-month periods ended December 31, 2017.

Net loss

The Corporation realized a net loss for the three-month period ended December 31, 2018 of $3,658 compared to a net income of $1,341 for the three-month period ended December 31, 2017, a decrease of $4,999. The net income was $5,929 before consideration of Acasti’s net loss for the three-month period ended December 31, 2017. The Corporation realized a net loss for the nine-month period ended December 31, 2018 of $10,808 compared to a net income of $14,091 for the nine-month period ended December 31, 2017, a decrease of $24,899. The net income was $24,702 before consideration of Acasti’s net loss for the nine-month period ended December 31, 2017.

[1] The Adjusted Segment EBITDA or Non-IFRS operating segment loss is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

The increase in the net loss for the three-month and nine-month periods ended December 31, 2018 is mainly attributable to the gain on loss of control of subsidiary that has been recorded in the comparative period. The increase in the net loss for the nine-month period ended December 31, 2018 is also attributable to the net gain on sale of assets, partially offset by the impairment loss on inventories recorded last year. The increase in net loss before consideration of Acasti for the three-month and nine-month periods ended December 31, 2018 is also mainly attributable to the investment in the cannabis segment in R&D and business development and additional expenses in corporate general and administrative.

Non-IFRS operating loss1

Non-IFRS operating loss decreased by $3,519 for the three-month period ended December 31, 2018 to a non-IFRS operating loss of $1,923 compared to the three-month period ended December 31, 2017. The non-IFRS operating loss increased by $650 before consideration of Acasti’s non-IFRS operating loss for the three-month period ended December 31, 2017. Non-IFRS operating loss decreased by $5,096 for the nine-month period ended December 31, 2018 to a non-IFRS operating loss of $5,407 compared to the nine-month period ended December 31, 2017. The non-IFRS operating loss increased by $4,591 before consideration of Acasti’s non-IFRS operating loss for the nine-month period ended December 31, 2017.

The increase in non-IFRS operating loss before consideration of Acasti for the three-month and nine-month periods ended December 31, 2018 compared to the three-month and nine-month periods ended December 31, 2017 is mainly attributable to the investment in the cannabis segment in R&D and business development and additional expenses in corporate general and administrative.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, cannabis project, capital expenditures and acquisitions are mainly financed through the cash that came from the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares.

Operating Activities

During the three-month period ended December 31, 2018, the cash used in operating activities amounted to $1,896. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,944. The change in operating assets and liabilities amounting to $48, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses and deferred revenues, decreased the cash flows used by operations to $1,896. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the three-month period ended December 31, 2017, the cash used in operating activities, including Acasti’s operating activities, amounted to $5,670. The cash flows used by operations before the change in operating assets and liabilities amounted to $6,163. The change in operating assets and liabilities amounting to $492, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $5,670.

During the nine-month period ended December 31, 2018, the cash used in operating activities amounted to $4,873. The cash flows used by operations before the change in operating assets and liabilities amounted to $5,580. The change in operating assets and liabilities amounting to $707, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $4,873. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the nine-month ended December 31, 2017, the cash used in operating activities, including Acasti’s operating activities, amounted to $6,049. The cash flows used by operations before the change in operating assets and liabilities amounted to $13,281. The change in operating assets and liabilities amounting to $7,231, mainly coming from trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $6,049. The cash generated by operating assets and liabilities mainly reflects the sale of the krill oil inventories and the receipt of net receivable account.

[1] The Adjusted or Non-IFRS operating loss is not standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Investing Activities

During the three-month period ended December 31, 2018, except for the maturity of short-term investment generating $2,362 of cash, the cash flows used for investing activities were mainly for acquisition of property, plant and equipment (PPE) ($2,071), computer software ($84) required at the Sherbrooke facility for the cannabis business and at the head office and the payment of a licence agreement ($120). Investing activities also include interest received of $63.

During the three-month period ended December 31, 2017, the cash flows used for investing activities were mainly for acquisition of PPE ($366) and acquisition of intellectual property ($112) which was payable as at March 31, 2017. In addition, the cash flow was reduced by the cash related to the loss of control and deconsolidation of Acasti ($2,666). Investing activities also include interest received of $100.

During the nine-month period ended December 31, 2018, except for the maturity of short-term investment generating $2,362 of cash, the cash flows used for investing activities were mainly for acquisition of PPE ($5,930), computer software ($147) required at the Sherbrooke facility for the cannabis business at the head office and payment of a licence agreement ($210). Investing activities also include interest received of $197.

The investing activities for the nine-month ended December 31, 2017 include proceeds of $43,076 resulting from the Transaction. During the nine-month ended December 31, 2017, except for the variation in the short-term investments generating $335 of cash, the cash flows used for investing activities were for acquisition of PPE ($668) and for acquisition of intellectual property ($3,702) which was payable as at March 31, 2017. In addition, the cash flow was reduced by the cash related to the loss of control and deconsolidation of Acasti ($2,666). Investing activities also include interest received of $147.

Financing Activities

During the three-month period ended December 31, 2018, the financing activities used $775 of cash mainly for the repayment of loans and borrowings of $346, the variation of the bank line of credit of $590 and for interest paid of $73, partially offset by the exercise of options of the Corporation for $239.

During the three-month period ended December 31, 2017, the financing activities used $2,446 of cash mainly for the repayment of loans and borrowings of $2,818, for the interest paid of $124, partially offset by proceeds from exercise of options of the Corporation for $112 and from the exercise of Acasti’s warrants of $384.

During the nine-month period ended December 31, 2018, the financing activities used $148 of cash mainly for the repayment of loans and borrowings of $1,083, the variation of the bank line of credit of $490 and for interest paid of $225, partially offset by the exercise of options of the Corporation for $1,655.

During the nine-month ended December 31, 2017, the financing activities used $20,073 of cash mainly for the repayment of loans and borrowings of $19,021, for the interest paid of $795, penalty on debt reimbursement of $263 and for the payment of Acasti public offering and debt issuance transaction costs of $421 which were payable at March 31, 2017, partially offset by proceeds from the exercise of options of the Corporation for $112 and from the exercise of Acasti’s warrants of $384.

On February 13, 2019, Neptune has filed a preliminary short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding shelf preliminary registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”). The specific terms of any future offering will be established in a prospectus supplement to the shelf prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and with the SEC. There is no assurance that there will be a future offering.

At December 31, 2018, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $15,595. The Corporation also has a restricted short-term investment of $48.

The Corporation has an authorized bank line of credit of $2,500 (expiring on August 31, 2019), of which $2,500 was available as at December 31, 2018.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month and nine-month periods ended December 31, 2018 and 2017. Variations in these amounts have been explained in the consolidated results section above.

	Three-month period ended		Nine-month period ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$
Total revenues	6,538	7,315	18,778	20,640
Non-IFRS operating loss[1]	(1,923)	(5,442)	(5,407)	(10,503)
Net income (loss)	(3,658)	1,341	(10,808)	14,091
Net income (loss) attributable to equity holders of the Corporation	(3,658)	4,755	(10,808)	22,283
Basic and diluted income (loss) per share	(0.05)	0.06	(0.14)	0.28

Total assets			92,616	99,757
Working capital[2]			14,424	29,944
Non-current financial liabilities			1,142	518
Equity attributable to equity holders of the Corporation			79,335	89,479

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are entirely generated by the nutraceutical segment. The cardiovascular segment included until the loss of control on December 27, 2017, conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	December 31	September 30,	June 30,	March 31,
	2018	2018	2018	2018
	$	$	$	$
Total Revenues	6,538	7,071	5,168	7,005
Non-IFRS operating loss[1]	(1,923)	(1,228)	(2,257)	(1,802)
Net loss	(3,658)	(3,050)	(4,100)	(4,752)
Net loss attributable to equity holders of the Corporation	(3,658)	(3,050)	(4,100)	(4,752)
Basic and diluted loss per share	(0.05)	(0.04)	(0.05)	(0.06)

	December 31,	September 30,	June 30,	March 31, 2017
	2017	2017	2017	(4 months)
	$	$	$	$
Total Revenues	7,315	6,795	6,531	11,829
Non-IFRS operating loss[1]	(5,442)	(3,588)	(1,473)	(1,227)
Net income (loss)	1,341	16,117	(3,367)	(2,298)
Net income (loss) attributable to equity holders of the Corporation	4,755	19,074	(1,546)	(424)
Basic and diluted income (loss) per share	0.06	0.24	(0.02)	(0.01)

1 The Non-IFRS operating loss is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Quarterly revenues starting September 30, 2017 reflect the sale of assets related to the Transaction. Revenues of the quarter ended June 30, 2017 are lower than revenues of the previous quarters because of the decrease in the quantity of kg of krill oil sold. The net loss for the quarter ended March 31, 2018 includes an impairment loss on inventories of $658. The net income for the quarter ended December 31, 2017 includes a gain on loss of control of the subsidiary Acasti of $8,783. The net income for the quarter ended September 30, 2017 includes other income related to sale of assets of $23,871 and impairment loss on inventories of $1,719.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at December 31, 2018 compared to March 31, 2018:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	(8,692)	Refer to "Consolidated liquidity and capital resources"
Short-term investment	(2,350)	Release of restricted short-term investment
Trade and other receivables	(1,693)	Receipt of accounts receivables
Prepaid expenses	576	Renewal of services
Inventories	599	Increase of work in progress and finish goods
Property, plant and equipment	4,065	Improvement to Sherbrooke facility for cannabis business net of depreciation
Intangible assets	2,369	Acquisition of intangible assets, including licensing agreement with Lonza net of depreciation
Other financial asset	(812)	Decrease in fair value of the investment in Acasti
Trade and other payables	1,992	Increase in purchases related to inventories and PPE net of payment
Long-term payables	711	Acquisition of intangible assets and related payable
Deferred tax liabilities	154	Income tax expense
Loans and borrowings	(1,555)	Repayments of loans and bank line of credit

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2018.

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at December 31, 2018:

						December 31, 2018
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$9,701	$9,701	$8,740	$961	$–	$–
Loans and borrowings*	3,107	3,261	3,261	–	–	–
Research and development contracts	–	496	421	75	–	–
Purchase obligations	–	1,724	1,724	–	–	–
Operating leases	–	1,349	403	684	262	–
	$12,808	$16,531	$14,549	$1,720	$262	$–

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of December 31, 2018, Neptune was compliant with all of its borrowing covenant requirements.

Other commitments not included in the above table include royalty payments described in Notes 7 and 15(a)(i) of the consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2018 and 2017.

management discussion and analysis of the financial situation and operating results

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

A former CEO of the Corporation is claiming the payment of approximately $8,500 and the issuance of equity instruments as severance entitlements under his employment contract. The Corporation intends to vigorously defend against this claim.  Neptune also filed a counterclaim to recover approximately $530 from this former officer. All outstanding share-based payments held by the former CEO were cancelled in a prior year. A trial date is currently scheduled for hearing in May and June 2019.

(ii)

Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period, for a claim of approximately $1,700. Neptune filed a motion challenging the validity and interpretation of certain clauses of the agreement, which position is contested by the former CEO. The counterclaim amount that the Corporation is seeking from the former CEO is approximately $2,100. The Corporation intends to vigorously defend against the former CEO’s claim. Hearing of the case was completed on February 7, 2019. The case is pending judgment from the Court.

(iii)

The Corporation initiated arbitration against a krill oil customer that owed approximately $5,046 (US$3,700). The full amount of trade receivable has been written-off in February 2015. This customer is counterclaiming a sum in damages. During the nine-month period ended December 31, 2018, the counterclaim amount was amended to $193 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration is currently scheduled for hearing in July 2019.

The outcome of these and various other claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation. Based on currently available information, no additional provision has been recognised as of December 31, 2018.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2018 and 2017 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2018, except as disclosed below.

The Corporation has initially adopted IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments as at April 1st, 2018. The Corporation has also adopted amendments to IFRS 2, Classification and Measurement of Share-Based Payment Transactions on April 1st, 2018.

Further information can be found in Note 3 of the consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2018 and 2017. The adoption of IFRS 15, IFRS 9 and amendments to IFRS 2 has not had a significant effect on the Corporation’s consolidated interim financial statements.

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the three-month and nine-month periods ended December 31, 2018 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 16, Leases

IFRIC 23, Uncertainty over Income Tax Treatments

Further information on these modifications can be found in Note 3 of the consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2018 and 2017. The Corporation is currently assessing the extent of the impact of adoption of these standards.

management discussion and analysis of the financial situation and operating results

DISCLOSURE CONTROLS AND PROCEDURES ("DC&P") AND INTERNAL CONTROL OVER FINANCIAL REPORTING ("ICFR")

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of DC&P and the design of ICFR.

There have been no changes in the Corporation’s ICFR during the three-month period ended December 31, 2018 that have materially affected, or are reasonably likely materially affecting its ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

In addition to the risks set out in the Annual Information Form, the annual MD&A and the other risk factors presented in other continuous disclosure documents, the risks set out below should also be considered.

Risks Related to Our Business and the Cannabis Industry

Requirements for licenses and permits

Certain operations of the Company require it to obtain licenses for the production and distribution of cannabis products, and in some cases, renewals of existing licenses from, and the issuance of permits by Health Canada. The Company believes that it currently holds or has applied for all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. In addition, the Company will apply for, as the need arises, all necessary licenses and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licenses and permits on acceptable terms, or at all, is subject to changes in regulations and policies and to the sole discretion of the applicable authorities or other governmental agencies. Any loss of interest in any such required license or permit, or the failure of any governmental authority to issue or renew such licenses or permits upon acceptable terms, or at all, would have a material adverse effect on the business, financial condition and results of the operations of the Company.

As a holder of a license for standard processing, we will be subject to ongoing inspections by Health Canada to monitor our compliance with its licensing requirements. Our license(s) that we obtained, or may in the future obtain, in Canada may be revoked or restricted at any time in the event that we are found not to be in compliance. Should we fail to comply with the applicable regulatory requirements or with conditions set out under our license(s), should our license(s) not be renewed when required, or be renewed on different terms, or should our license(s) be revoked, we may not be able to produce, process or distribute cannabis products.

We operate out of our existing facility located in Sherbrooke, Québec, which is required to comply with Health Canada requirements. Our facility is therefore subject to the adherence of ongoing standards and thresholds in order to maintain the appropriate certificate. Although the Company believes it will continue to meet such ongoing requirements, there is no guarantee that the required certification will be maintained. Any loss in certification would have a material adverse effect on the business, financial condition and results of the operations of the Company.

Our current license with Health Canada expires on January 4, 2022. Prior to the expiration, we must submit to Health Canada an application for renewal of such license. There can be no assurance that we will be able to renew our existing license and any failure to renew such license would have a material adverse impact on our business, financial condition and operating results.

We are subject to risks inherent to the cannabis industry

We operate in a highly regulated and rapidly evolving market. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-

management discussion and analysis of the financial situation and operating results looking statements. Failure to comply with the requirements of the license(s) or any failure to maintain the license(s) would have a material adverse impact on the business, financial condition and operating results of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies that may be imposed. Changes in government levies, including taxes, could reduce the Corporation’s earnings and could make future capital investments or the Corporation’s operations uneconomic.

We are subject to changes in laws, regulations and guidelines

The laws, regulations and guidelines generally applicable to the cannabis industry in Canada and other countries may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted.

The successful execution of our cannabis business objectives is contingent upon compliance with all applicable laws and regulatory requirements in Canada and other jurisdictions and obtaining all other required regulatory approvals for the processing, sale, import and export of our cannabis products. The commercial cannabis industry is a relatively new industry in Canada. The effect of Health Canada’s administration, application and enforcement of the regime established by the Cannabis Act and the Cannabis Regulations on us and our business in Canada, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact our ability to participate in the Canadian cannabis market or cannabis markets outside Canada, to develop cannabis products and produce and sell these cannabis products.

Further, Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require us to revise our ongoing compliance procedures, requiring us to incur increased compliance costs and expend additional resources. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

Failure to comply with applicable regulations

Health Canada inspectors routinely assess cannabis license holders for compliance with applicable regulatory requirements and we will be subject to certain ongoing inspections and audits once we begin operations. Any failure by us to comply with the applicable regulatory requirements could require extensive changes to our operations; result in regulatory proceedings or investigations, increased compliance costs, damage awards, civil or criminal fines or penalties or restrictions on our operations; harm our reputation or give rise to material liabilities or a revocation of our licenses and other permits. There can be no assurance that any future regulatory proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to us and our business.

Limited standardized research on the effect of cannabis

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements made by the Company or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for our products.

The cannabis industry and market are relatively new in Canada, and this industry and market may not continue to exist or develop as anticipated or we may ultimately be unable to succeed in this industry and market

As a license holder authorized to process cannabis, we will be operating our business in a relatively new industry and market, and our success in the cannabis market will depend in part on our ability to attract and retain customers. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, we will need to make significant investments in our business strategy. These investments include the procurement of high value raw material, extraction equipment, site improvements and research and development projects. We expect that competitors will

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undertake similar investments to compete with us. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause our future efforts to develop our business to be unsuccessful or to have undesired consequences for us. As a result, we may not be successful in our efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than we currently anticipate in order to be successful.

We will compete for market share with other companies licensed by Health Canada, some of which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have.

As a holder of a license for standard processing, we expect to face competition from license holders and other potential competitors which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have. In addition, it is possible that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities and product offerings much greater than ours. As a result of this competition, we may be unable to develop our operations as currently proposed, on terms we consider acceptable, or at all.

There are currently a significant number of applications for cannabis licenses being processed by Health Canada. The number of licenses granted and the number of license holders ultimately authorized by Health Canada could have an adverse impact on our ability to compete for market share in Canada’s cannabis industry. We expect to face competition from new market entrants that are granted licenses under the Cannabis Act or existing license holders that are not yet active in the industry. If a significant number of new licenses are granted by Health Canada, we expect increased competition for market share and the competition may place downward price pressure on cannabis products as new entrants may increase extraction, purification and formulation capacity.

As a holder of a license for standard processing, we may also face competition from unlicensed and unregulated market participants, including individuals or groups that are able to process cannabis without a license and illegal dispensaries and black-market participants selling cannabis and cannabis-based products in Canada. These competitors may be able to offer products with higher concentrations of active ingredients than we may be authorized to produce and sell and using delivery methods, including edibles, concentrates and vaporizers, that we will be prohibited from currently offering to individuals in Canada. The competition presented by these participants, and any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from license holders for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products, could adversely affect the licit cannabis market, result in increased competition through the black market for cannabis, or may have an adverse impact on the public perception of cannabis use and licensed cannabis producers.

In addition, the Cannabis Act permits consumers in Canada to produce a limited amount of cannabis for their own medical or adult recreational purposes or to designate a person to produce a limited amount of cannabis on their behalf for medical purposes. Widespread reliance upon this allowance could reduce the current or future consumer demand for cannabis from license holders.

If the number of users of cannabis in Canada increases, the demand for products will increase. This could result in the competition in the cannabis industry becoming more intense as current and future competitors begin to offer an increasing number of diversified cannabis products. Conversely, if there is a contraction in the market for cannabis in Canada, competition for market share may increase. To remain competitive, we intend to invest in research and development; however, we may not have sufficient resources to establish research and development efforts on a competitive basis.

Reliance on a single facility

To date, our activities and resources have been primarily focused on our facility located in Sherbrooke, Québec, and we will continue to focus on such facility for the foreseeable future. Adverse changes or developments affecting this facility could have a material and adverse effect on our business and financial condition.

We may be unable to attract or retain key personnel with sufficient experience in the cannabis industry, and we may be unable to attract, develop and retain additional employees required for our development and future success

Our success will be largely dependent on the performance of our management team and certain employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand,

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and we may incur significant costs to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

Each director and officer of a company that holds a license is subject to the requirement to obtain and maintain a security clearance from Health Canada. Under the Cannabis Act, certain additional key personnel are required to obtain and maintain a security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all.

Unfavorable publicity or consumer perception

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of our Company. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on our Company, the demand for our products, and the business, results of operations, financial condition and cash flows of our Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or our products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to our Company and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure

Cannabis is an agricultural product. As such, its supply is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases, and similar agricultural risks. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt production activities with our suppliers and partners and have an adverse effect on our business.

Supply of cannabis

We do not cultivate cannabis to supply ourselves with cannabis leaves, flowers and trim to operate our extraction business. We currently obtain cannabis from third parties in amounts sufficient to operate our extraction business. However, there can be no assurance that there will continue to be a supply of cannabis available for us to process or purchase a sufficient amount of cannabis to operate our business. Additionally, the price of cannabis may rise which would increase our cost of goods. If we are unable to acquire the cannabis required to operate our extraction business or if the price of cannabis increases, it could have a material adverse impact on our business, our financial condition and results from operations.

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We may not be able to transport our cannabis products to customers in a safe and efficient manner

We will depend on fast and efficient third-party transportation services to distribute our cannabis products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our services. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

The security of products during transportation will be of the utmost concern. A breach of security during transport or delivery could result in the loss of high-value product. A failure to take steps necessary to ensure the safekeeping of cannabis could also have an impact on our ability to operate under our license(s), to renew or receive amendments to such licenses, or to receive required new licenses.

Our cannabis products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the cannabis products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of the products sold by license holders generally.

We may be subject to product liability claims or regulatory action

As a manufacturer and distributor of products which are ingested by humans, we face the risk of exposure to product liability claims, regulatory action, and litigation if products we produce are alleged to have caused loss or injury. We may be subject to these types of claims due to allegations that our products caused or contributed to injury or illness, failed to include adequate instructions for use, or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of experiencing adverse events or other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis products, like the manufacture and sale of any ingested product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may have to recall cannabis products we produce as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our customers. There can be no assurance that we will be able to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured.

We may not meet timelines for project development

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition operating results, and timelines for project development of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, operating results, and timelines for project development of the Company.

Difficulty to forecast revenues, costs and sales

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

We may also, from time to time, hold finished goods in inventory and such inventory has a shelf life. Finished goods in our inventory includes cannabis products that may reach expiration and not be sold. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, the price of production and sale of cannabis will fluctuate widely due to how young the cannabis industry is and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at February 13, 2019, the total number of common shares issued and outstanding is 79,976,834 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 750,000 warrants, 9,611,543 options and 454,983 deferred share units outstanding. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.